Exhibit 99.1

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		For the Three Months Ended March 31,
	Notes	2026	2025
		(in thousands, except per share data)
		£	£
Research and development expenses		(3,213)	(1,725)
Administrative expenses		(1,568)	(1,067)
Net foreign exchange gains (losses)		363	(59)

Operating loss		(4,418)	(2,851)
Finance income		143	25

Loss before tax		(4,275)	(2,826)
Income tax credit	3	410	353

Loss for the period		(3,865)	(2,473)

Basic and diluted loss per ordinary share	4	(0.00)	(0.02)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the Three Months Ended March 31,
	2026	2025
	(in thousands)
	£	£
Loss for the period	(3,865)	(2,473)
Other comprehensive income (expense):
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	18	(27)

Other comprehensive income (expense) for the period	18	(27)

Total comprehensive loss for the period	(3,847)	(2,500)

Attributable to:
Equity holders of the Company	(3,847)	(2,500)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT

		March 31, 2026	December 31, 2025
		(in thousands)
	Notes	£	£
Assets
Non-current assets
Intangible assets	5	2,224	2,198
Property, plant and equipment		641	658
Deferred tax asset	3	122	117

		2,987	2,973

Current assets
Prepayments, accrued income and other receivables		869	849
Current income tax receivable	3	2,168	1,761
Cash and cash equivalents	6	21,529	24,251

		24,566	26,861

Total assets		27,553	29,834

Equity and liabilities
Capital and reserves
Share capital and share premium	8	189,586	189,586
Other reserves		83,953	87,075
Accumulated deficit		(251,172)	(252,334)

Total equity attributable to equity holders of the Company		22,367	24,327

Non-current liabilities
Provisions		58	58
Lease liabilities		647	656

		705	714

Current liabilities
Trade payables		673	522
Payroll taxes and social security		138	99
Accrued expenditure		3,637	4,152
Lease liabilities		33	20

		4,481	4,793
Total liabilities		5,186	5,507

Total equity and liabilities		27,553	29,834

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the Three Months Ended March 31,
	Share capital	Share premium	Own share reserve	Share option reserve	Foreign currency translation reserve	Capital reserve	Accumulated deficit	Total equity attributable to equity holders
	(in thousands)
	£	£	£	£	£	£	£	£
Balance at January 1, 2025	5,681	146,146	(339)	36,276	18	42,466	(224,294)	5,954
Loss for the period	—	—	—	—	—	—	(2,473)	(2,473)
Other comprehensive expense for the period	—	—	—	—	(27)	—	—	(27)

Total comprehensive loss for the period	—	—	—	—	(27)	—	(2,473)	(2,500)
Share-based payments	—	—	—	258	—	—	—	258
Exercise of share options	1	—	—	(43)	—	—	43	1
Issue of share capital	394	81	—	—	—	—	—	475
Share issue expenses	—	(14)	—	—	—	—	—	(14)

Balance at March 31, 2025	6,076	146,213	(339)	36,491	(9)	42,466	(226,724)	4,174

Balance at January 1, 2026	14,340	175,246	(339)	44,991	(43)	42,466	(252,334)	24,327
Loss for the period	—	—	—	—	—	—	(3,865)	(3,865)
Other comprehensive income for the period	—	—	—	—	18	—	—	18

Total comprehensive loss for the period	—	—	—	—	18	—	(3,865)	(3,847)
Share-based payments	—	—	—	1,887	—	—	—	1,887
Lapse of share options	—	—	—	(5,027)	—	—	5,027	—

Balance at March 31, 2026	14,340	175,246	(339)	41,851	(25)	42,466	(251,172)	22,367

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended March 31,
	2026	2025
	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(3,865)	(2,473)
Adjustments for:
Income tax credit	(410)	(353)
Amortization and depreciation	68	67
Finance income	(143)	(25)
Interest expense on lease liabilities	12	3
Share-based payments	1,887	258
Net foreign exchange (gains) losses	(380)	101

	(2,831)	(2,422)
Movements in working capital:
Increase in prepayments, accrued income and other receivables	(26)	(309)
Increase (decrease) in trade payables	151	(302)
Decrease in payroll taxes, social security and accrued expenditure	(476)	(1,075)

Movements in working capital	(351)	(1,686)

Cash used in operations	(3,182)	(4,108)

Net income tax received	—	999

Net cash used in operating activities	(3,182)	(3,109)

Cash flows from investing activities
Interest received	149	28
Payments for intangible assets	(77)	(39)

Net cash from (used in) investing activities	72	(11)

Cash flows from financing activities
Payments for lease liabilities	(7)	(20)
Proceeds from exercise of share options	—	1
Proceeds from issue of share capital	—	475
Share issue expenses	—	(14)

Net cash (used in) from financing activities	(7)	442

Net decrease in cash and cash equivalents	(3,117)	(2,678)
Cash and cash equivalents at beginning of period	24,251	6,749

Effect of exchange rate changes on cash and cash equivalents	395	(118)

Cash and cash equivalents at end of period	21,529	3,953

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General information

NuCana plc (“NuCana” or the “Company”) is a clinical-stage biopharmaceutical company developing a portfolio of new medicines to treat patients with cancer. NuCana is harnessing the power of phosphoramidate chemistry to generate new medicines called ProTides. These compounds have the potential to improve cancer treatment by enhancing the efficacy and safety of several current standards of care.

The Company has had American Depository Shares (“ADSs”) registered with the US Securities and Exchange Commission (“SEC”) and has been listed on Nasdaq since October 2, 2017. From November 9, 2023 the Company transferred its listing to The Nasdaq Capital Market. On April 16, 2024, the Company effected a ratio change of its ADSs to its ordinary shares from one ADS representing one ordinary share, to one ADS representing 25 ordinary shares. On August 11, 2025, the Company effected a ratio change of its ADSs to its ordinary shares from one ADS representing 25 ordinary shares, to one ADS representing 5,000 ordinary shares.

The Company is incorporated in England and Wales and domiciled in the United Kingdom. The Company’s registered office is located at 77/78 Cannon Street, London EC4N 6AF, United Kingdom and its principal place of business is located at 3 Lochside Way, Edinburgh, EH12 9DT, United Kingdom.

The Company has three wholly owned subsidiaries, NuCana, Inc., NuCana Limited and NuCana BioMed Trustee Company Limited (together referred to as the “Group”).

The financial information presented in these unaudited condensed consolidated financial statements does not constitute the Group’s statutory accounts within the meaning of section 434 of the U.K. Companies Act 2006.

The Group’s statutory accounts for the year ended December 31, 2025 have been reported on by the Company’s auditor, but not yet delivered to the Registrar of Companies. The report of the auditor was (i) unqualified and (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report.

2. Material accounting policies

Basis of preparation

The unaudited condensed consolidated financial statements (the “financial statements”) for the three months ended March 31, 2026 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). The material accounting policies and methods of computation applied in the preparation of the financial statements are consistent with those applied in the Company’s annual financial statements for the year ended December 31, 2025. No new standards, amendments or interpretations have had an impact on the financial statements for the three months ended March 31, 2026. The financial statements comprise the financial statements of the Group at March 31, 2026. The financial statements are presented in pounds sterling, which is also the Company’s functional currency. All values are rounded to the nearest thousand, except where otherwise indicated.

The financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2025.

In the opinion of management, these unaudited condensed consolidated financial statements include all normal recurring adjustments necessary for a fair statement of the results of operations, financial position and cash flows. The results of operations for the three months ended March 31, 2026 are not necessarily indicative of the results that can be expected for the Company’s fiscal year ending December 31, 2026.

Going concern

The Company’s consolidated financial statements have been presented on the basis that it is a going concern. The Company has not generated any revenues from operations to date and does not expect to in the foreseeable future. As such, the Company has incurred recurring net losses, has an accumulated deficit totaling £251.2 million and cash flows used in operating activities of £3.2 million as of and for the three months ended March 31, 2026. The Company had £21.5 million of cash and cash equivalents at March 31, 2026.

In reviewing the going concern assessment the Company’s board of directors have considered a going concern period of 12-months from the issuance of these financial statements. Based on its current operating budgets and development plans, the Company’s cash and cash equivalents on hand will be sufficient to fund its anticipated operations for the entirety of the going concern assessment period. The board of directors is therefore satisfied that it is appropriate to adopt the going concern basis of accounting in preparing the financial statements.

As the Company continues to incur losses, the transition to profitability is dependent upon the successful development, approval and commercialization of its product candidates and achieving a level of revenues adequate to support its cost structure. The Company may never achieve profitability, and unless and until it does, it will continue to need additional capital beyond the going concern assessment period. The Company may also need to raise additional funds if it chooses to expand its current development program. There can be no assurances, however, that additional funding will be available on acceptable terms.

Judgements and estimates

The accounting estimates and judgements made by management in applying the Group’s accounting policies that have the most material effect on the amounts included within these financial statements were the same as those that applied to the annual financial statements for the year ended December 31, 2025.

3. Income tax

	For the Three Months Ended March 31,
	2026	2025
	(in thousands)
	£	£
Current tax:
In respect of current period U.K.	407	347
Deferred tax:
In respect of current period U.S.	3	6

Income tax credit	410	353

The income tax credit recognized primarily represents the U.K. research and development tax credits. In the United Kingdom, the Company is able to surrender some of its losses for a cash rebate of up to 26.97% of expenditure related to eligible research and development projects.

	March 31, 2026	December 31, 2025
	(in thousands)
	£	£
Current income tax receivable
U.K. tax	2,166	1,759
U.S. tax	2	2

	2,168	1,761

Deferred tax asset
U.S. deferred tax asset	122	117

4. Basic and diluted loss per ordinary share

	$	$
	For the Three Months Ended March 31,
	2026	2025
	(in thousands, except per share data)
	£	£
Loss for the period	(3,865)	(2,473)

Basic and diluted weighted average number of ordinary shares	20,809,855	151,802
Basic and diluted loss per ordinary share	(0.00)	(0.02)

Basic loss per ordinary share is calculated by dividing the loss for the period attributable to the equity holders of the Company by the weighted average number of ordinary shares outstanding during the period.

The potential ordinary shares issued through equity settled transactions were considered to be anti-dilutive as they would have decreased the loss per ordinary share and were therefore excluded from the calculation of diluted loss per ordinary share.

5. Intangible assets

Intangible assets comprise patents with a carrying value of £2.2 million as of March 31, 2026 (as of December 31, 2025: £2.2 million).

During the three months ended March 31, 2026, the Company acquired intangible assets with a cost of £0.1 million in relation to patents.

6. Cash and cash equivalents

	$	$
	March 31, 2026	December 31, 2025
(in thousands)
	£	£
Cash and cash equivalents	21,529	24,251

Cash and cash equivalents comprise cash at banks with deposit maturity terms of three months or less. Cash at banks earns interest at fixed or variable rates based on the terms agreed for each account.

7. Share-based payments

The Company has six share-based payment plans for employees, directors and consultants. The share options granted will be settled in equity. If the Company determines, and at its discretion, an arrangement may be made under the 2020 Long-Term Incentive Plan to substitute the right to acquire shares with a cash alternative of equivalent value. Options granted under each of the six plans have a maximum life of 10 years.

As detailed in the table below, during the three months ended March 31, 2026, 3,851 million share options were granted under the 2020 Long-Term Incentive Plan (three months ended March 31, 2025: nil). Options granted under this plan will vest if the option holder remains under respective contract of employment or contract of service for the agreed vesting period. The share options granted in the period will vest over a period of up to four years.

The fair values of options granted were determined using the Black-Scholes model that takes into account factors specific to the share incentive plan such as the assumption that the options are exercised at a point in time of up to two years after vesting. This has been incorporated into the measurement by means of actuarial modelling.

Grant date	Jan-14-2026	Jan-14-2026	Jan-14-2026
Vesting dates	Jan-14-2026	Jan-14-2027	Jan-14-2027
	—	—	Jan-14-2028
	—	—	Jan-14-2029
	—	—	Jan-14-2030
Volatility[1]	260.56%	226.67%	193.02%
Dividend yield	0%	0%	0%
Risk-free investment rate[1]	3.51%	3.53%	3.67%
Fair value of option at grant date[1]	£0.0004	£0.0005	£0.0005
Fair value of share at grant date	£0.0005	£0.0005	£0.0005
Exercise price at date of grant	£0.0004	£0.0004	£0.0004
Lapse date	Jan-14-2036	Jan-14-2036	Jan-14-2036
Expected option life (years)[1]	1.0	2.0	3.5
Number of options granted	1,951,153,811	174,109,121	1,324,308,581

Grant date	Jan-14-2026	Jan-14-2026
Vesting dates	Jan-14-2026	Jan-14-2027
	—	Jan-14-2028
	—	Jan-14-2029
	—	Jan-14-2030
Volatility[1]	226.67%	175.64%
Dividend yield	0%	0%
Risk-free investment rate[1]	3.53%	3.78%
Fair value of option at grant date[1]	£0.0005	£0.0005
Fair value of share at grant date	£0.0005	£0.0005
Exercise price at date of grant	£0.0005	£0.0005
Lapse date	Jan-14-2036	Jan-14-2036
Expected option life (years)[1]	2.0	4.5
Number of options granted	313,694,177	87,871,006

1.	Represents the average for the options granted

For the three months ended March 31, 2026, the Company recognized £1.9 million of share-based payment expense in the statement of operations (three months ended March 31, 2025: £0.3 million).

8. Share capital and share premium

	March 31, 2026	December 31, 2025
	(in thousands)
	£	£
Share capital	14,340	14,340
Share premium	175,246	175,246

	189,586	189,586

	Number (in thousands)
Issued share capital comprises:
Ordinary shares of £0.0004 each	20,809,855	20,809,855
Deferred shares of £0.0004 each	15,040,466	15,040,466

	35,850,321	35,850,321

9. Events after the reporting period

On May 6, 2026, the Company distributed a notice of its annual general meeting to be held on June 8, 2026 (the “AGM”). The purpose of the AGM is for the Company’s ordinary shareholders to consider and vote upon, and if thought fit, pass and approve a number of resolutions, including that:

•	Each of the 15,040,465,803 deferred shares of £0.0004 each in the issued share capital of the Company be and is sub-divided into 100 deferred shares of £0.000004; and

•

Each of the 20,809,854,947 ordinary shares of £0.0004 each in the issued share capital of the Company be and is sub-divided into and redesignated as one ordinary share of £0.000004, having the same rights and being subject to the same restrictions as the existing ordinary shares in the capital of the Company, and 99 deferred shares of £0.000004 each.

Therefore, on the passing of these resolutions, the Company’s issued share capital shall be comprised of 20,809,854,947 ordinary shares and 3,564,222,220,053 deferred shares of £0.000004 each. The deferred shares continue to have no economic value, dividend or voting rights.